Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No._)*

BIG CAT ENERGY CORPORATION
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

089084107
(CUSIP Number)

Richard Stockdale
121 W. Merino St
PO Box 500
Upton, WY 82730
(307) 468-9369
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2006, April 27, 2007, April 27, 2008, December 31, 2008
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 089084107
(1) Names of reporting persons Richard Stockdale
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Source of funds (see instructions) PF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power 3,600,000
(8) Shared voting power 0
(9) Sole dispositive power 3,600,000
(10) Shared dispositive power 0
(11) Aggregate amount beneficially owned by each reporting person 3,600,000
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11) 8.11%
(14) Type of reporting person (see instructions) IN

Page 2 of  5 Pages

Item 1. Security and Issuer. Common Stock, par value $.0001, Big Cat Energy Corporation, 121 W. Merino St., Upton, WY 82730

Item 2. Identity and Background.

(a) Name:   Richard Stockdale

(b) Residence or business address: 1704 Cheshire Dr., Cheyenne, Wyoming 82001

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Owner and operator of Stockdale Consulting, LLC 1704 Cheshire Dr., Cheyenne, Wyoming, and Vice President, Big Cat Energy Corporation, 121 W. Merino St., Upton, WY 82730.

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case:  None

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:  None

(f) Citizenship.   USA

Item 3. Source and Amount of Funds or Other Consideration:  Personal Funds

Item 4. Purpose of Transaction. Exchange of assets for securities of issuer, March 6, 2006;   grant of options to reporting person April 27, 2007 (presently exercisable); grant of options to reporting person on April 27, 2008 (presently exercisable);  grant of options to reporting person December 31, 2008 (not yet exercisable within 60 days).

Describe any plans or proposals which the reporting persons may have which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer:  None

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries:  None

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries:  None.

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board:   There are currently two vacancies on the board of the issuer, however there is no pending proposal or plan to fill those vacancies.

(e) Any material change in the present capitalization or dividend policy of the issuer:   None

(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940:  None

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person:   The bylaws of the issuer were amended in July, 2009 to allow only the Board, the Chair of the Board and the President of the issuer to call a special meeting of the shareholders.

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association:  None

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act:   None

(j) Any action similar to any of those enumerated above.   None

Item 5. Interest in Securities of the Issuer.

(a) 3,000,000 shares, 12.79% at March 6, 2006;

3,100,000 shares at April 27, 2007, 10.46%, including options to acquire 100,000 shares;

3,350,000 shares at April 27, 2008,  10.15%, including options to acquire 350,000 shares;

3,600,000 shares at April 27, 2009,  8.11%, including options to acquire 600,000 shares.

 (b) 3,600,000 shares sole voting and dispositive power (including presently exercisable options to purchase 600,000 common shares but excluding 300,000 options granted December 31, 2008, not yet exercisable)

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d–101), whichever is less, by the persons named in response to paragraph (a).   None

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) The reporting person is still the beneficial owner of more than 5% of the class of securities of the issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.   None

Item 7. Material to be Filed as Exhibits. None

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2009

Signature:   RICHARD STOCKDALE
Name/Title   Richard Stockdale

Attention—Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).